HOLDING

RECEIVED

2004 NOV 15 P 4:00

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04046489


Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Stefan Wittermann
Telephone +49/89/20 30 07-782
Fax +49/89/20 30 07-772
E-mail Stefan.Wittermann@HypoRealEstate.com


**Rule 12g3-2(b) File No. 82-34748**

Date 10 November 2004

SUPPL

**Hypo Real Estate Holding AG**
**Rule 12g3-2(b) File No. 82-34748**

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
DEC 08 2004
THOMSON FINANCIAL

Yours faithfully
Hypo Real Estate Holding AG

Martina Peterhofen
Stefan Wittermann

Enclosures

| | |
|---|---|
| (1) 10 November 2004 | Ad hoc notice: Business at the Hypo Real Estate Group still fully in line with budget after nine months in 2004 |
| (2) 10 November 2004 | Press release: Unchanged positive earnings trend at Hypo Real Estate Group after three quarters |
| (3) 10 November 2004 | Interim Report at September 30, 2004 |
| (4) 03 November 2004 | Press release: Hypo Real Estate Bank AG: First lending transaction after resumption of new business |

dlw 12/7

## Business at the Hypo Real Estate Group still fully in line with budget after nine months in 2004

**Munich, 10 November 2004** – Operations of the Hypo Real Estate Group are still fully in line with budget after the first nine months of 2004. The internationally operating financier of commercial real estate has reported consolidated net income before taxes of EUR 155 million for the period between January and September. This represents growth of 33% compared with the corresponding prior-year period (EUR 117 million). Consolidated net income in the first nine months increased from EUR 87 million in the corresponding period last year to EUR 120 million (plus 38%). Return on equity after taxes has increased from 2.8% to 3.9%. After minority interest (EUR minus 1 million), consolidated profit is stated as EUR 119 million (3/4 of 2003: EUR 86 million).

The Hypo Real Estate Group has reported consolidated net income before taxes of EUR 41 million separately for the third quarter of 2004 (1/4 of 2003: EUR 39 million). This figure includes part of the announced exceptional expenses totalling up to EUR 20 million resulting at Hypo Real Estate Bank AG from the sale of a portfolio of German real estate financing with a volume of EUR 3.6 billion which was agreed in September.

Hypo Real Estate International more than doubled net income before taxes between January and September, namely from EUR 65 million in the corresponding prior-year period to EUR 138 million. New real estate business in the segment amounted to around EUR 6.1 billion as of 30 September 2004. The main reasons behind the positive development in revenues were the contributions made by the US real estate financing portfolio acquired at the end of 2003 and good new business.

In the first nine months, Württembergische Hypothekenbank saw net income before taxes increase by 12% from EUR 41 million in the corresponding prior-year period to EUR 46 million.

In the third quarter, Hypo Real Estate Germany completed its restructuring process earlier than planned as a result of the portfolio sale, and has resumed new business. The segment has reported a net loss before taxes of EUR 11 million; however, this is almost exclusively attributable to recognition of some of the exceptional expenses incurred in connection with the portfolio sale in September. Net income for the first nine months is stated as EUR minus 10 million (3/4 of 2003: EUR minus 12 million).The addition to provisions for losses on loans and advances (after the HVB risk shelter) increased by EUR 23 million to EUR 165 million. Without the risk shelter which HVB AG has provided for the last time in 2004, the risk provisioning in the segment declined by around EUR 225 million compared with the corresponding prior-year period.

For the whole of 2004, the managing board is still forecasting consolidated net income before taxes to increase to a range of between EUR 205 and EUR 225 million as well as return on equity after taxes of between 3.5 and 4%.

RECEIVED
2004 NOV 15 P 4: 00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Press release**

**Unchanged positive earnings trend at Hypo Real Estate Group after three quarters**

- **The real estate financier has reported consolidated profit before taxes of EUR 155 million for the first nine months of 2004**
- **Operations still fully in line with budget**
- **Highlights: Forward-looking portfolio sale and premature completion of restructuring in Germany**
- **Outlook for the whole of 2004 has been confirmed**

**Munich, November 10th 2004:** The group of MDax-listed Hypo Real Estate Holding AG has achieved a successful operating performance in the first nine months and has made considerable strategic progress. The performance of operating result is fully in line with the ambitious budget. The managing board has confirmed its previous forecasts for the full year.

**Development in earnings (group)**

The internationally operating financier of commercial real estate has reported consolidated net income before taxes of EUR 155 million for the period between January and September. This represents growth of 33% compared with the corresponding prior-year period (EUR 117 million). If the figure is adjusted by an exceptional income item ("lucky buy") achieved last year due to the purchase of minority interests in the former WestHyp, the increase would have been 70%. Consolidated net income in the first nine months increased from EUR 87 million in the corresponding period last year to EUR 120 million (plus 38%). Return on equity after taxes has increased from 2.8% to 3.9%. After minority interest (EUR minus 1 million), consolidated profit is stated as EUR 119 million (3/4 of 2003: EUR 86 million). Earnings per share for the period between January and September are stated as EUR 0.89 (3/4 of 2003: EUR 0.64).

Hypo Real Estate Group
Press department
Unsöldstr. 2
80538 München

In the first nine months, total operating revenues in the group rose in line with expectations (EUR 601 million). Compared with the corresponding prior-year figure (EUR 554 million), the increase is 8 %. The addition to provisions for losses on loans and advances amounts to EUR 221 million. It is stated as a net figure after the pro-rata risk shelter of EUR 97.5 million provided by HVB AG to Hypo Real Estate Bank AG (2004: EUR 130 million), and is thus EUR 32 million higher than was the case in the corresponding prior-year period (EUR 189 million), when a risk shelter of EUR 345 million was taken into consideration. If the risk shelter is disregarded, the addition to provisions for losses on loans and advances would have been around EUR 216 million lower. General administrative expenses increased by 17% from EUR 195 million to EUR 229 million, primarily as a result of the expansion in international activities.

The Hypo Real Estate Group has reported consolidated net income before taxes of EUR 41 million separately for the third quarter of 2004 (1/4 of 2003: EUR 39 million). This figure includes part of the announced exceptional expenses totalling up to EUR 20 million resulting at Hypo Real Estate Bank AG from the sale of a portfolio of German real estate financing with a volume of EUR 3.6 billion which was agreed in September. After taxes, the group has reported quarterly net income of EUR 36 million, representing growth of 24% compared with the corresponding prior-year figure in 2003 (EUR 29 million).

**Balance sheet movements (group)**

The consolidated total assets of the Hypo Real Estate Group amounted to EUR 151.4 billion as of 30 September 2004, slightly lower than the corresponding figure applicable as of 31 December 2003 (EUR 152.9 billion). Municipal loans which do not form part of core activities were reduced by EUR 4.5 billion during this period, whereas real estate financing

increased by EUR 1.8 billion. Total volume of lending declined by EUR 7.5 billion (7%) to EUR 106.2 billion. The portfolio sale of Hypo Real Estate Germany announced in September is not yet reflected in the balance sheet.

The core capital ratio as of 30 September 2004 amounted to 7.8%, compared with 7.6% as of 31 December 2003. The equity funds ratio of 11.3% was slightly lower than the corresponding figure applicable at the end of 2003 (11,5%).

**Outlook for the whole of 2004**

Despite the exceptional expenses incurred for the portfolio sale in September, the managing board has fully confirmed the existing forecasts for the group for the whole of 2004: Consolidated net income before taxes is expected to be in a range of between EUR 205 and EUR 225 million (2003: EUR 156 million), combined with return on equity after taxes of 3.5 to 4% (2003: 2.8%).

**Georg Funke, Chairman of the Managing Board of Hypo Real Estate Holding AG:**

"The highlight of recent months has without doubt been the sale of the real estate financing portfolio worth EUR 3.6 billion in September. This transaction is pointing the way ahead for our sector, and will not only enable us to prematurely complete the process of restructuring our activities in the business segment Germany, combined with a resumption of new domestic business. It will also enable us to achieve our yield objectives within the group much more quickly than we originally planned on the occasion of the debut of the Hypo Real Estate Group one year ago. A new era has accordingly started for our group in the third quarter."

## Information concerning the segments

### Hypo Real Estate International

Hypo Real Estate International more than doubled net income before taxes between January and September, namely from EUR 65 million in the corresponding prior-year period to EUR 138 million. New real estate business in the segment amounted to around EUR 6.1 billion as of 30 September 2004. The main reasons behind the positive development in revenues were the contributions made by the US real estate financing portfolio acquired at the end of 2003 and excellent new business. Operating revenues increased in the first nine months by 90% from EUR 145 million in the corresponding prior-year period to EUR 275 million. A positive factor is that the percentage of net commission income has increased from 28% to 37 %. No adjustments for individual loans were taken to the income statement in the third quarter. A portfolio-based allowance of EUR 42 million was taken to the income statement as of 30 September 2004.

### Württembergische Hypothekenbank

In the first nine months, accompanied by the accustomed sound development in earnings, Württembergische Hypothekenbank saw net income before taxes increase by 12% from EUR 41 million in the corresponding prior-year period to EUR 46 million. Operating revenues came in at EUR 79 million, slightly higher than the corresponding prior-year figure (EUR 78 million); the addition to provisions for losses on loans and advances of EUR 14 million is EUR 5 million lower than the corresponding prior-year figure.

### Hypo Real Estate Germany

On 16 September 2004, Hypo Real Estate Bank AG sold a German real estate loan portfolio with around 4,200 loans with a total volume of EUR 3.6 billion to the investment company Lone Star. This portfolio comprises performing loans which have been properly serviced, but which had been

mostly placed on a watch list, as well as sub-performing loans and non-performing loans. As far as the Hypo Real Estate Group is aware, this sale is the largest transaction of this type ever carried out anywhere in the world.

As a result of the portfolio sale, Hypo Real Estate Germany was able to complete the restructuring process sooner than planned and resume new business. Hypo Real Estate Bank AG acts as the centre of competence for the German market within the Hypo Real Estate Group.

The segment has reported a net loss before taxes of EUR 11 million; however, this is almost exclusively attributable to recognition of some of the exceptional expenses incurred in connection with the portfolio sale in September. Net income for the first nine months is stated as EUR minus 10 million (3/4 of 2003: EUR minus 12 million). Operating revenues amounted to EUR 250 million between January and September. The decline compared with the corresponding prior-year figure (EUR 327 million) is due to the deliberate policy of streamlining loans which are not sufficiently profitable or which are no longer of a strategic nature. The corresponding prior-year figure also included the dividend of FGH Bank (pro-rata around EUR 25 million), which the group sold in October 2003. The addition to provisions for losses on loans and advances (after the HVB risk shelter) increased by EUR 23 million to EUR 165 million. Without the risk shelter which HVB AG has provided for the last time in 2004, the risk provisioning in the segment declined by around EUR 225 million compared with the corresponding prior-year period.

**Press contact:**

Oliver Gruß
Telephone: +49 (0) 89 203007 781
Telefax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com

## Hypo Real Estate Group [1]
## Operating performance (IFRS)

| in € million | HREI | WuerttHyp | HREGe | Other/ consolidation | HREG |
|---|---|---|---|---|---|
| Net interest income | | | | | |
| 01.01.-30.09.2004 | 164 | 82 | 264 | -3 | 507 |
| ¾ of 2003 | 103 | 83 | 315 | 5 | 506 |
| Provisions for losses on loans and advances | | | | | |
| 01.01.-30.09.2004 | 42 | 14 | 165 | - | 221 |
| ¾ of 2003 | 28 | 19 | 142 | - | 189 |
| **Net interest income after provisions for losses on loans and advances** | | | | | |
| **01.01.-30.09.2004** | **122** | **68** | **99** | **-3** | **286** |
| **¾ of 2003** | **75** | **64** | **173** | **5** | **317** |
| Net commission income | | | | | |
| 01.01.-30.09.2004 | 103 | -4 | -15 | - | 84 |
| ¾ of 2003 | 41 | -3 | -4 | - | 34 |
| Trading profit | | | | | |
| 01.01.-30.09.2004 | 5 | - | - | - | 5 |
| ¾ of 2003 | - | - | - | - | - |
| General administrative expenses | | | | | |
| 01.01.-30.09.2004 | 96 | 24 | 95 | 14 | 229 |
| ¾ of 2003 | 48 | 23 | 114 | 10 | 195 |
| Balance of other operating income /expenses | | | | | |
| 01.01.-30.09.2004 | 3 | 1 | 1 | - | 5 |
| ¾ of 2003 | 1 | -2 | 16 | -1 | 14 |
| **Operating profit/loss** | | | | | |
| **01.01.-30.09.2004** | **137** | **41** | **-10** | **-17** | **151** |
| **¾ of 2003** | **69** | **36** | **71** | **-6** | **170** |
| Net income from investments | | | | | |
| 01.01.-30.09.2004 | 1 | 5 | 9 | -1 | 14 |
| ¾ of 2003 | -4 | 5 | -2 | - | -1 |
| Balance of other income/expenses | | | | | |
| 01.01.-30.09.2004 | - | - | -10 | - | -10 |
| ¾ of 2003 | - | - | -77 | 25 | -52 |
| thereof: | | | | | |
| Restructuring expenses | | | | | |
| 01.01.-30.09.2004 | - | - | 10 | - | 10 |
| ¾ of 2003 | - | - | 65 | - | 65 |
| thereof: | | | | | |
| Additions to restructuring provisions | | | | | |
| 01.01.-30.09.2004 | - | - | 5 | - | 5 |
| ¾ of 2003 | - | - | 25 | - | 25 |
| **Profit/loss from ordinary activities / net income/loss before taxes** | | | | | |
| **01.01.-30.09.2004** | **138** | **46** | **-11** | **-18** | **155** |
| **¾ of 2003** | **65** | **41** | **-8** | **19** | **117** |
| Taxes on income | | | | | |
| 01.01.-30.09.2004 | 32 | - | -1 | 4 | 35 |
| ¾ of 2003 | 22 | 2 | 4 | 2 | 30 |
| **Net income/loss** | | | | | |
| **01.01.-30.09.2004** | **106** | **46** | **-10** | **-22** | **120** |
| **¾ of 2003** | **43** | **39** | **-12** | **17** | **87** |
| Minority interest | | | | | |
| 01.01.-30.09.2004 | | | | | -1 |
| ¾ of 2003 | | | | | -1 |

| Consolidated Profit | | | | | |
|---|---|---|---|---|---|
| 01.01.-30.09.2004 | | | | | 119 |
| ¾ von 2003 | | | | | 86 |

## Key ratios

| In % | HREI | WuerttHyp | HREGe | HREG |
|---|---|---|---|---|
| | | | | |
| Cost-income ratio (based on operating revenues) | | | | |
| 01.01.-30.09.2004 | 34.9 | 30.4 | 38.0 | 38.1 |
| 2003 | 33.2 | 29.8 | 34.9 | 35.2 |
| Return on equity after taxes | | | | |
| 01.01.-30.09.2004 | 9.8 | 9.5 | -0.6 | 3.9 |
| 2003 | 4.3 | 8.2 | -0.7 | 2.8 |

## Balance sheet figures

| Total assets (in € million) | HREG |
|---|---|
| | |
| 30.09.2004 | 151,428 |
| 31.12.2003 | 152,877 |

| Total volume of lending (in € million) | HREI | WuerttHyp | HREGe | Other/ consolidation | HREG |
|---|---|---|---|---|---|
| | | | | | |
| 30.09.2004 | 18,207 | 19,528 | 69,216 | -767 | 106,184 |
| 31.12.2003 | 17,777 | 19,460 | 76,489 | - | 113,726 |

| Key capital ratios (compliant with BIS rules) | HREI | WuerttHyp | HREGe | HREG |
|---|---|---|---|---|
| | | | | |
| Risk-weighted assets (in € billion) | | | | |
| 30.09.2004 | 16.8 | 9.4 | 26.9 | 52.5 |
| 31.12.2003 | 14.5 | 9.4 | 30.6 | 54.0 |
| Core capital ratio (in %) | | | | |
| 30.09.2004 | 8.7 | 7.5 | 7.7 | 7.8 |
| 31.12.2003(2) | 8.9 | 6.9 | 7.4 | 7.6 |

1) After essential restructuring was completed in the year 2003, Hypo Real Estate Holding AG came into existence by entry in the commercial register on 29 September 2003. To improve comparability, the pro-rata figures from the audited consolidated financial statements for the period ending 31 December 2003 have been used as previous-year values in this interim report.
2) According to the approved annual financial statements.

## Summary of quarterly financial data

| Hypo Real Estate Group | 1st quarter | 2nd quarter | 3rd quarter |
|---|---|---|---|
| | | | |
| **Operating performance (in € million)** | | | |
| Operating revenues | 191 | 208 | 202 |
| Provisions for losses on loans and advances | 71 | 75 | 75 |
| General administrative expenses | 72 | 77 | 80 |
| Net income from investments | 11 | 4 | -1 |
| Balance of other income/expenses | -4 | -1 | -5 |
| Net income before taxes | 55 | 59 | 41 |
| Net income | 41 | 43 | 36 |
| | | | |
| **Key indicators** | | | |
| Total volume of lending (in € billion) | 107.4 | 105.5 | 106.2 |
| Risk-weighted assets (compliant with BIS rules) (in € billion) | 51.9 | 51.8 | 52.5 |
| Core capital ratio (compliant with BIS rules) (in %) | 7.9 | 7.9 | 7.8 |

**Further information:**
The interim report for the period ending 30 September 2004 of the Hypo Real Estate Group can be viewed today from approx. 08:30 hours onwards on the internet at www.hyporealestate.com.

---

**Notes for editors:**
**Please note our financial calendar for the year 2005.**

| Dates in 2005 | |
|---|---|
| 15 March 2005 | Publication of financial statements for 2004; accounts press conference |
| 11 May 2005 | Publication of results for Q1 2005 |
| 20 May 2005 | Shareholders' meeting |
| 10 August 2005 | Publication of results for Q2 2005 |
| 10 November 2005 | Publication of results for Q3 2005 |

Hypo Real Estate
GROUP



# Interim Report at September 30, 2004

## FINANCIAL HIGHLIGHTS

| Operating performance | | 1.1.–30.9.2004 | ¾ of 2003 |
|---|---|---|---|
| Net income before taxes | € m | 155 | 117 |
| Consolidated profit | € m | 119 | 86 |
| Earnings per share | € | 0.89 | 0.64 |

| Key ratios | | 1.1.–30.9.2004 | 2003 |
|---|---|---|---|
| Return on equity after taxes[1] | % | 3.9 | 2.8 |
| Cost-income ratio (based on operating revenues) | % | 38.1 | 35.2 |

| Balance sheet figures | | 30.9.2004 | 31.12.2003 |
|---|---|---|---|
| Total assets | € bn | 151.4 | 152.9 |
| Shareholders' equity (excluding revaluation reserve) | € bn | 4.3 | 4.2 |

| Key capital ratios compliant with BIS rules | | 30.9.2004 | 31.12.2003[2] |
|---|---|---|---|
| Core capital | € bn | 4.1 | 4.1 |
| Equity funds | € bn | 6.0 | 6.2 |
| Risk assets | € bn | 52.5 | 54.0 |
| Core capital ratio | % | 7.8 | 7.6 |
| Equity funds ratio | % | 11.3 | 11.5 |

| Personnel | | 30.9.2004 | 31.12.2003 |
|---|---|---|---|
| Employees | | 1,417 | 1,461 |

| Portfolio figures | | 30.9.2004 | 31.12.2003 |
|---|---|---|---|
| Volume of international real estate financing | € bn | 26.0 | 24.2 |
| Volume of German real estate financing | € bn | 37.8 | 39.4 |
| Volume of state financing | € bn | 69.3 | 73.9 |

1) Annualised.
2) As per approved annual financial statements.

## RATINGS

As at October 18, 2004

| Hypo Real Estate Bank International puc | Moody's | S&P | Fitch Ratings |
|---|---|---|---|
| Long-term/short-term/outlook | A3/P-2/positive | A–/A-2/stable | – |
| **Württembergische Hypothekenbank AG** | **Moody's** | **S&P** | **Fitch Ratings** |
| Long-term/short-term/outlook | A3[1]/P-2[1]/positive | A–/A-2/stable | – |
| **Hypo Real Estate Bank AG** | **Moody's** | **S&P** | **Fitch Ratings** |
| Long-term/short-term/outlook | Baa1/P-2[2]/positive | BBB/A-3/stable | BBB/F-3/positive |

1) Under review for possible upgrade
2) Outlook stable (deviating from general company outlook)

Due to rounding, numbers presented troughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

# Preface of the Chairman of the Managing Board

Dear shareholders,

A new era has commenced for the Hypo Real Estate Group in the third quarter of this year. With the sale of a portfolio of German real estate financing worth € 3.6 billion to an institutional investor agreed in mid-September, we were able to complete the process of restructuring Hypo Real Estate Germany much sooner than we had originally planned. At the same time, Hypo Real Estate Bank AG has resumed new business in Germany, which it had deliberately avoided for around two years. These are milestones which will again significantly strengthen the positive performance of our group in the course of the next few years.

As far as we are aware, the portfolio sale is the largest transaction of this type which has ever been carried out anywhere in the world. It has accordingly set standards in our sector, not only in terms of size but also in terms of quality and speed: Between the point at which discussions were commenced with potential investors and the point at which the extremely complex sales agreement comprising 4,200 loans was completed, there was a period of only nine months. The transaction has received a positive response on the capital market, as is demonstrated by the performance of shares in Hypo Real Estate Holding AG and the fact that the outlooks of our group companies have been improved by leading rating agencies.

Of the overall volume sold (€ 3.6 billion), approx. 18 % comprise so-called performing loans where customers have fully met all of their interest and amortisation payment obligations. The fact that we have sold performing as well as sub-performing loans is consistent with the strategy of Hypo Real Estate Germany to gradually reduce the volume of loans which do not meet the stringent risk and return requirements of our group or which we do not consider to be of a strategic nature.

As a result of the portfolio sale, which is expected to be completed by the end of this year, we immediately achieved one of the best portfolio qualities of all real estate financiers in Germany. The transaction has reduced the volume of non-performing loans by almost 75 %. Only approx. 2 % of the remaining portfolio is now included in this category. Notwithstanding the fact that the restructuring process has now been completed, the need to optimize the German financing portfolio continues to be a task which we have to face. Our serious intent in this respect is demonstrated by the further sale of performing and non-performing loans with a total volume of around € 400 million which Hypo Real Estate Bank AG agreed in October.

In future, Hypo Real Estate Bank AG will perform the function of being the centre of competence for Germany within our group, and will combine the tried-and-tested and successful business models of Hypo Real Estate International and

Württembergische Hypothekenbank. In Germany, we will focus on professional commercial real estate transactions in selected regions and enhance our range of products with capital market products and real estate investment banking.

The fact that the process of restructuring our Germany business has been completed ahead of time and also the start of new business will have a very positive impact on earnings and yields at Hypo Real Estate Germany and thus also in the Hypo Real Estate Group overall in the course of next year. We are currently assuming that, in 2005, we will for the first time be able to cover our cost of capital in the overall group, which has fallen to between 7.5 % and 8 % after taxes as a result of the portfolio sale. We would accordingly have achieved this major objective two years sooner than we originally planned. Our objective for 2007 is to achieve return on equity after taxes of between 10 and 11 %. As a result of these developments, we intend to ensure that our shareholders will in future participate in the success of our company not only by way of share price increases but also by way of appropriate dividend distributions. The managing board considers that it is conceivable that a dividend might be paid for the year 2004.

After the first nine months of 2004, the performance achieved by the Hypo Real Estate Group continues to be in line with forecasts. Consolidated net income before taxes is stated as € 155 million, representing growth of 33 % compared with the corresponding prior-year figure. Adjusted by the exceptional income item ("lucky buy") generated last year as a result of the purchase of minority interests in the former WestHyp, the increase in consolidated net income before taxes is 70 %. This success has been achieved despite a lower risk shelter provided by the HVB AG.

Hypo Real Estate International has more than doubled its net income before taxes to € 138 million in the first nine months compared with the corresponding prior-year. This positive development is still being driven by new business which is strengthening and also the contributions to earnings being made by the US real estate financing portfolio acquired at the end of 2003. Reported real estate financing new business amounted to around € 2.4 billion in the third quarter, the corresponding cumulative figure for the first three quarters was around € 6.1 billion. We are on course to meet our full-year objective for new business.

In the third quarter, Hypo Real Estate Bank International issued its second benchmark bond with a volume of € 1.25 billion. Investor demand was so strong that the books were closed ahead of time. We perceive the positive response of the capital market to be a major demonstration of confidence in the business model of Hypo Real Estate Bank International. Overall, bonds worth around € 3.5 billion were placed by September 30, 2004 within the framework of the current medium-term note

programme worth € 10 billion. This means that refinancing activities have kept up pace with the expansion of our lending business.

Württembergische Hypothekenbank again demonstrated its sound profitability in the third quarter, closing the first nine months with net income before taxes of € 46 million, which is 12 % higher than the corresponding prior-year figure.

For the period between January and September, Hypo Real Estate Germany has reported a net loss before taxes of € 11 million, which however is almost exclusively attributable to the recognition of some of the exceptional expenses in connection with the portfolio sale in September. As has already been announced, these exceptional expenses may amount to a total of up to € 20 million in 2004. Operating revenues and risk provisioning in the business segment developed according to our expectations and reflect the gradual reduction in the loan portfolio.

Looking forward to the full 12-month period in 2004, the Hypo Real Estate Group is in line to meet its target for consolidated net income before taxes despite the additional expenses occurred by the portfolio sale. We are still forecasting net income before taxes of between € 205 and 225 million, and are also predicting growth of between 3.5 and 4.0 % for return on equity after taxes.

The Hypo Real Estate Group completed the first year of its life on September 29, 2004. Originally founded as a result of the spin-off of the commercial real estate financing activities of the HVB Group, a new group came into existence which had to immediately survive as an independent entity, and which indeed has succeeded in doing so!

In the first 12 months of our existence, we have made excellent progress along the way to our medium-term strategic aims. The resumption of new business in Germany, the further expansion of our international activities and the tightening of our profile on the refinancing side are challenges which we will continue to face with major commitment. We would be pleased if we could continue to enjoy your confidence in this respect.

Kind regards

Georg Funke
Chairman of the Managing Board

# Hypo Real Estate Holding Shares

The stock markets have been consolidating since the beginning of this year, and this development continued in the third quarter particularly as a result of crude oil prices which continued to be high as well as uncertainty surrounding future economic developments. Between July and September, the international benchmark indices Dow Jones Industrial and Euro STOXX 50 declined by 3.4 % and 0.7 % respectively. The German DAX and MDAX indices also did not achieve a better performance, with declines of 3.9 % and 1.9 % respectively. The Prime Banks benchmark index which is relevant for our shares suffered an even more significant decline of 5.4 %.

**SHARE**
Index: 30.6.2004 = 100


115
111
109
106
103
100
97
94
91
88
30.6.2004
30.7.2004
31.8.2004
30.9.2004
CXPB (Prime Banks)
MDAX
HRX (Hypo Real Estate Holding AG)

Hypo Real Estate shares again managed to significantly outperform the overall market even in these difficult conditions. With growth of 14.5 %, it performed around 20 percentage points better than the Prime Banks benchmark. It also outperformed the MDAX and the DAX by 16.4 and 18.4 percentage points respectively. One of the main reasons behind the comparatively good performance of the shares was the announcement of the portfolio sale on September 16.

**KEY FIGURES ON THE HYPO REAL ESTATE SHARE AS OF SEPTEMBER 30, 2004**

| | | |
|---|---|---|
| Number of listed shares | Number | 130,433,775 |
| Average number of listed shares in Q3 | Number | 130,433,775 |
| Market capitalization on 30.9.2004 | € million | 3,700 |
| Number of ordinary shares on 30.9.2004 | Number | 130,433,775 |
| Number of preference shares on 30.9.2004 | Number | 3,638,400 |
| Earnings per share | € | 0.89 |
| Q3 high[1] | € | 27.90 |
| Q3 low[1] | € | 23.90 |
| Initial listing on 6.10.2003 | € | 11.25 |
| quarterly closing price[1] | € | 27.60 |
| German securities identification number – ordinary shares | | 802 770 |
| ISIN – ordinary shares | | DE 000 802 770 7 |
| Known shareholders with more than 5 % stable | | Brandes Investment Partners 9.09 % |

1) Xetra closing prices on the Frankfurt Stock Exchange.

# Development in the individual business segments

The Hypo Real Estate Group in the third quarter was able to repeat the planned development in earnings seen in the first half of the current year. Net income before taxes for the first nine months is again in line with budget in all three business segments.

The budget range for Hypo Real Estate Germany has been adjusted due to the sale of a real estate financing portfolio of € 3.6 billion at Hypo Real Estate Bank AG in September of this year and the related additional expenses of up to € 20 million. The managing board is now forecasting net income before taxes of between € 0 and € –20 million for Hypo Real Estate Germany for 2004, compared with the previous forecast of between € 0 and € –5 million. This has no impact on the earnings target for the group (net income before taxes: € 205 to 225 million).

In € million

| | 1.1.–30.9.2004 | Budget ¾ of 2004 |
|---|---|---|
| **Hypo Real Estate International** | | |
| Net income before taxes | 138 | 131 to 139 |
| **Wuerttembergische Hypothekenbank** | | |
| Net income before taxes | 46 | 41 to 45 |
| **Hypo Real Estate Germany** | | |
| Net income before taxes | –11 | –15 to 0 |

## Hypo Real Estate International

Hypo Real Estate International has continued its positive performance. The bank signed several major business agreements in the third quarter. Hypo Real Estate Capital Japan Corporation in Tokyo, which is a wholly-owned subsidiary of Hypo Real Estate Bank International and which has now been officially opened, agreed mezzanine financing of JPY 56 billion (approx. € 430 million) for financing two office buildings in Tokyo for the international investor Lone Star Group shortly after being opened. The bank's branch in Hong Kong was also officially opened in the third quarter. Further success was also achieved in terms of refinancing; with a second benchmark issue within the framework of its medium-term note programme, the bank again succeeded in placing € 1.25 billion on the capital market; this issue encountered extremely strong demand.

The overall good performance achieved by the Hypo Real Estate Group also resulted in an improved rating situation at Hypo Real Estate Bank International. The outlook for the Standard & Poor's rating has been raised from negative to stable. Since October, Moody's outlook has also improved (from stable to positive).

DEVELOPMENT IN EARNINGS At Hypo Real Estate International, net income before taxes compared with the corresponding prior-year figure increased from € 65 million to € 138 million. After deduction of taxes expected for 2004, net income should come in at € 106 million compared with the corresponding prior-year figure of € 43 million. Return on equity in the business segment of 9.8 % after taxes has accordingly more than doubled compared with 2003 (4.3 %).

The development in earnings reflects mainly the new business and the income from the US real estate financing portfolio which has been included in the income statement since the beginning of the year. Operating revenues in the course of the year have accordingly gradually increased to € 275 million (3/4 of 2003: € 145 million); net interest income has increased by € 61 million to € 164 million, and net commission income has increased by € 62 million to € 103 million.

No individual allowances for specific loans were recognized in the third quarter. A portfolio-based allowance of € 42 million had been taken to the income statement as of September 30, 2004.

Administrative expenses have been constantly rising to € 96 million (3/4 of 2003: € 48 million), due mainly to the incorporation of US business, the expansion of the "Capital Markets" division as well as international expansion. The cost-income ratio is 34.9 %. (see table "Key Financials")

KEY FINANCIALS

| **Operating performance** (in € million) | **1.1.–30.9.2004** | **3/4 of 2003** |
|---|---|---|
| Operating revenues | 275 | 145 |
| Provisions for losses on loans and advances | 42 | 28 |
| General administrative expenses | 96 | 48 |
| Net income from investments | 1 | –4 |
| Balance of other income/expenses | – | – |
| Net income before taxes | 138 | 65 |
| Net income | 106 | 43 |
| | | |
| **Key ratios** (in %) | **1.1.–30.9.2004** | **2003** |
| Return on equity after taxes[1] | 9.8 | 4.3 |
| Cost-income ratio (based on operating revenues) | 34.9 | 33.2 |
| | | |
| **Key indicators** | **30.9.2004** | **31.12.2003** |
| Total volume of lending (in € billion) | 18.2 | 17.8 |
| Risk assets compliant with BIS rules (in € billion) | 16.8 | 14.5 |
| Core capital ratio compliant with BIS rules (in %) | 8.7 | 8.9[2] |
| Employees | 502 | 344 |

1) Annualised.
2) As per approved annual financial statements.

PORTFOLIO DEVELOPMENT The loan portfolio, which in the following also comprises loan commitments in addition to documentary total volume of lending, amounted to € 22.6 billion on September 30, 2004. This figure also comprises amounts of € 0.8 billion for US business and € 1.0 billion for business in Great Britain which is carried in the books of Württembergische Hypothekenbank but which is guaranteed by Hypo Real Estate Bank International. Real estate financing accounted for approx. € 16.7 billion (74 %), and municipal bonds held by Hypo Pfandbrief Bank International (HPBI) accounted for € 5.9 billion (26 %) (see also diagrams below).

The entire volume of new business of real estate financing with professional investors and developers after nine months amounted to € 6.1 billion, and is thus in line with budget. The expansion of activities into Asia has enabled the bank to achieve even greater regional diversification for its portfolio. In the portfolio break-down according to types of premises for which loans have been extended, office buildings and retail premises are predominant.

**TOTAL LOAN PORTFOLIO**
As of September 30, 2004


Public sector financing 26 %
Commercial real estate 74 %

100 % = € 22.6 billion

**REAL ESTATE FINANCING PORTFOLIO BY COUNTRIES**
As of September 30, 2004


The Netherlands 5 %
Great Britain 24 %
Other 12 %
Scandinavia 7 %
US 23 %
France 19 %
Spain 5 %
Italy 5 %

**REAL ESTATE FINANCING PORTFOLIO BY PROPERTY TYPE**
As of September 30, 2004


Commercial housing construction 6 %
Hotels 3 %
Mixed use 21 %
Logistics/warehousing 4 %
Other 3 %
Office buildings 42 %
Retail trade 21 %

## Württembergische Hypothekenbank

The business development of Württembergische Hypothekenbank was positive in the first three quarters of 2004. Commitments in new mortgage business were the highest ever seen as of September 30, in any year at the bank. This new business was signed almost exclusively in other European countries and in the USA. One third of this volume was transferred from Hypo Real Estate Bank International. The outlook for the ratings has also improved at Württembergische Hypothekenbank due to the excellent business development in the entire group. Standard & Poor's has raised the outlook from negative to stable, and Moody's has placed the rating "under review" for a possible upgrade; the outlook has improved from stable to positive.

DEVELOPMENT IN EARNINGS Net income before taxes at Württembergische Hypothekenbank is stated as € 46 million, 12.2 % up compared with the corresponding prior-year figure. No taxes on income are payable at segment level as a result of the profit and loss transfer agreement with Hypo Real Estate Holding AG, return on equity after taxes has accordingly improved from 8.2 % to 9.5 % compared with last year.

Operating revenues have been increasing constantly in the course of the year, and are now stated as € 79 million (3/4 of 2003: € 78 million).

The addition of € 14 million to provisions for losses on loans and advances is in line with the pro-rata expectation for this year. In the first nine months of this year, the amount added to provisions for losses on loans and advances was € 5 million lower than the corresponding prior-year figure.

General administrative expenses of € 24 million are virtually unchanged (3/4 of 2003: € 23 million). The cost-income ratio is 30.4 %.

Net income from investments was unchanged compared with the corresponding prior-year figure of € 5 million. (see table "Key Financials")

**KEY FINANCIALS**

| **Operating performance** (in € million) | **1.1.–30.9.2004** | **3/4 of 2003** |
|---|---|---|
| Operating revenues | 79 | 78 |
| Provisions for losses on loans and advances | 14 | 19 |
| General administrative expenses | 24 | 23 |
| Net income from investments | 5 | 5 |
| Balance of other income/expenses | – | – |
| Net income before taxes | 46 | 41 |
| Net income | 46 | 39 |
| **Key ratios** (in %) | **1.1.–30.9.2004** | **2003** |
| Return on equity after taxes[1] | 9.5 | 8.2 |
| Cost-income ratio (based on operating revenues) | 30.4 | 29.8 |
| **Key indicators** | **30.9.2004** | **31.12.2003** |
| Total volume of lending (in € billion) | 19.5 | 19.5 |
| Risk assets compliant with BIS rules (in € billion) | 9.4 | 9.4 |
| Core capital ratio compliant with BIS rules (in %) | 7.5 | 6.9[2] |
| Employees | 173 | 182 |

1) Annualised.
2) As per approved annual financial statements.

PORTFOLIO DEVELOPMENT The loan portfolio, which (compared to the total volume of lending) in the following also comprises loan commitments, amounted to € 26.9 billion on September 30, 2004, and was € 2.2 billion higher than the corresponding figure applicable on December 31, 2003 after netting out matured loans. Real estate financing accounted for around € 11.9 billion (44 %), and municipal lending including bonds and debentures accounted for € 15.0 billion (56 %). This is the first time that we no longer state the portfolio transfers from Hypo Real Estate Bank International at this point as the credit risk is retained by Hypo Real Estate Bank International. The total new real estate business volume for nine months amounted to € 2.9 billion, including portfolio transfers, and was generated almost exclusively in the markets of western Europe and the USA. International loans now account for 60 % of the overall loan portfolio, compared with 55 % at the end of 2003, and are spread mainly over Great Britain, France, the USA, the Netherlands and Sweden (see diagrams below). Loans extended to private clients and municipal lending have been reduced in line with the bank's strategy. Government bonds of € 3.2 billion have been purchased ahead of scheduled maturities in the cover funds and also

in order to optimize the liquidity position. With regard to the breakdown of the portfolio according to property types for which loans have been extended, office buildings and retail objects are predominant (approx. 88 %).

**TOTAL LOAN PORTFOLIO**
As of September 30, 2004


Housing construction 5 %
Commercial real estate 39 %
Public sector financing 56 %

Commercial housing is included under commercial real estate.
100 % = € 26.9 billion.

**REAL ESTATE FINANCING PORTFOLIO BY COUNTRIES**
As of September 30, 2004


Sweden 9 %
The Netherlands 7 %
Great Britain 28 %
Spain 2 %
Germany 39 %
Other 4 %
France 11 %

**REAL ESTATE FINANCING PORTFOLIO BY PROPERTY TYPE**
As of September 30, 2004


Logistics/warehousing 1 %
Retail trade 33 %
Hotels 5 %
Other 5 %
Office buildings 56 %

## Hypo Real Estate Germany

Hypo Real Estate Germany completed its process of restructuring with the sale of those loan portfolios which were mainly non-performing. Following the intensive restructuring efforts, Hypo Real Estate Bank AG will now start to take on new business in Germany. As the centre of competence for the German market, it focuses on professional real estate investors, housing companies, developers as well as real estate funds in selected conurbations in Germany. The range of products will be extended to include real estate investment banking in addition to traditional real estate financing. The rating outlooks have also been improved for Hypo Real Estate Bank AG. Standard & Poor's has raised its outlook from negative to stable, and Moody's and Fitch have raised their outlook from stable to positive.

DEVELOPMENT IN EARNINGS Hypo Real Estate Germany has reported net income before taxes of € −11 million. In accordance with IFRS regulations, the above mentioned portfolios which have been sold are not yet reflected in the figures as of September 30, 2004. Some of the expenses attributable to the portfolio sale at Hypo Real Estate Bank AG are thus included in the result. Return on equity after taxes is −0.6 %

Operating revenues declined as expected as part of the process of gradually streamlining the portfolio, and fell from € 327 million to € 250 million. Net interest income declined to € 264 million, whereby the corresponding prior-year figure (€ 315 million) includes the pro-rata dividend of FGH Bank of around € 25 million. The negative net commission income of € −15 million (3/4 of 2003: € −4 million) is depressed by expenses attributable to outplacing transactions.

The addition to provisions for losses on loans and advances is € 165 million, and is stated as a net figure after the risk shelter provided by HVB AG for Hypo Real Estate Bank AG in the pro-rata amount of € 97.5 million (2004: € 130 million). In the corresponding prior-year, the risk shelter amounted to € 345 million, and the addition to provisions for losses on loans and advances after the risk shelter amounted to € 142 million. If the risk shelter is disregarded, the addition to provisions for losses on loans and advances at Hypo Real Estate Germany accordingly declined by around 225 million.

General administrative expenses declined by € 19 million compared with the corresponding prior-year to € 95 million as a result of the restructuring process. The impact of the head count reduction process was reflected in general administrative expenses for the first time in the third quarter. The cost-income ratio is 38.0 %.

Net income from investments of € 9 million was generated by the sale of securities. The prior-year figure (€ −2 million) comprises the pro-rata write-down of around € 25 million for FGH Bank.

Other operating income/expenses are netted as € –10 million and comprise restructuring expenses of the same amount. In the corresponding prior-year, the balance of other operating income/expenses amounted to € –77 million, and included restructuring expenses of € 65 million. (see table "Key Financials")

**KEY FINANCIALS**

| **Operating performance** (in € million) | **1.1.–30.9.2004** | **¾ of 2003** |
|---|---|---|
| Operating revenues | 250 | 327 |
| Provisions for losses on loans and advances | 165 | 142 |
| General administrative expenses | 95 | 114 |
| Net income from investments | 9 | –2 |
| Balance of other income/expenses | –10 | –77 |
| Net income before taxes | –11 | –8 |
| Net income | –10 | –12 |
| | | |
| **Key ratios** (in %) | **1.1.–30.9.2004** | **2003** |
| Return on equity after taxes[1] | –0.6 | –0.7 |
| Cost-income ratio (based on operating revenues) | 38.0 | 34.9 |
| | | |
| **Key indicators** | **30.9.2004** | **31.12.2003** |
| Total volume of lending (in € billion) | 69.2 | 76.5 |
| Risk assets compliant with BIS rules (in € billion) | 26.9 | 30.6 |
| Core capital ratio compliant with BIS rules (in %) | 7.7 | 7.4[2] |
| Employees | 698 | 904 |

1) Annualised.
2) As per approved annual financial statements.

PORTFOLIO DEVELOPMENT The loan portfolio amounted to € 83.6 billion on September 30, 2004. Of this figure, real estate financing accounted for € 35.2 billion (42 %) and municipal lending including bonds and debentures accounted for € 48.4 billion (58 %). The municipal lending portfolio declined by € 6 billion compared with December 31, 2003, and the real estate financing portfolio declined by approx. € 3.3 billion due to the continued restricted new business policy as well as the selection on the basis of strict risk and return considerations in the case of prolongation. The process of reducing the loan portfolio by a further € 1.9 billion in line with the bank's strategy continued particularly in the field of private financing.

Germany and other European countries (mainly the Netherlands, Great Britain and France) account for 93 % and 7 % respectively of the overall portfolio. In the portfolio breakdown based on types of premises for which loans have been extended, office buildings and retail premises are predominant (accounting for around 76 %; see diagrams below).

These figures do not include an overall amount of around € 3.2 billion (without accrued interest, € 3.6 billion including accrued interest) attributable to the sale of the German real estate financing portfolio; most of this figure comprises non-performing loans. This will be transferred by the end of the year by way of a spin-off process. After due consideration is given to the sale, the loan portfolio amounts to € 80.4 billion. Of this figure, real estate financing accounts for € 32 billion.

**TOTAL LOAN PORTFOLIO**
As of September 30, 2004


Commercial real estate 18 %
Residential real estate 24 %
Public sector financing 58 %

100 % = € 83.6 billion.

**REAL ESTATE FINANCING PORTFOLIO BY COUNTRIES**
As of September 30, 2004


France 1%
Great Britain 1%
The Netherlands 5%
Germany 93%

**REAL ESTATE FINANCING PORTFOLIO BY PROPERTY TYPE**
As of September 30, 2004


Other 11%
Hotels 8%
Logistics/warehousing 5%
Retail trade 32%
Office buildings 44%

# Business development in the Group



**Development in earnings** Consolidated net income before taxes is stated as € 155 million for the first nine months of this year. This figure is thus still within the pro-rata budget range for the year 2004 (net income before taxes: € 205 to 225 million) despite the adjusted earnings target for Hypo Real Estate Germany. The group also achieved return on equity after taxes of 3.9 %, which was within the target range of 3.5 to 4 %.

Operating revenues and general administrative expenses were in line with budget. The addition to provisions for losses on loans and advances is consistent with expectations, if due consideration is given to a higher requirement as part of the portfolio sale.

**OPERATING PERFORMANCE**
In € million

| | 1.1.–30.9.2004 | Budget ¾ of 2004 |
|---|---|---|
| Operating revenues | 601 | 593 to 604 |
| Provisions for losses on loans and advances | 221 | 214 to 206 |
| General administrative expenses | 229 | 233 to 225 |
| Net income before taxes | 155 | 154 to 169 |

**KEY RATIOS**
In %

| | 1.1.–30.9.2004 | Budget 2004 |
|---|---|---|
| Cost-income ratio (based on operating revenues) | 38.1 | 37.2 to 39.2 |
| Return on equity after taxes[1] | 3.9 | 3.5 to 4.0 |

1) Annualised.

OPERATING REVENUES Compared with the corresponding prior-year, operating revenues in the first nine months of the current year increased from € 554 million to € 601 million. The earnings generated by the international new business and the US real estate financing portfolio which has been included in the income statement since the beginning of the year more than offset the decline in earnings due to the scheduled streamlining of the domestic portfolio. Net interest income of € 507 million meets last year's level (¾ of 2003: € 506 million), whereby the corresponding prior-year figure includes the pro-rata dividend of around € 25 million of FGH Bank. Net interest income declined

particularly in the third quarter due to the process of streamlining the domestic portfolio. Net commission income which is driven by international activities advanced further in the third quarter, rising overall from € 34 million to € 84 million. The balance of other operating income/expenses of € 5 million, is € 9 million lower than in the corresponding prior-year in which income was generated from the disposal of real estate which was no longer considered to be an essential asset.

PROVISIONS FOR LOSSES ON LOANS AND ADVANCES The addition to provisions for losses on loans and advances amounted to € 221 million. This figure is stated as a net figure after the pro-rata risk shelter of € 97.5 million provided by HVB AG to Hypo Real Estate Bank AG (2004: € 130 million); the figure is accordingly € 32 million higher than the corresponding figure for the previous-year (€ 189 million), in which a risk shelter of € 345 million was offset. If the risk shelter is disregarded, the addition to the provisions for losses on loans and advances was around € 216 million lower.

GENERAL ADMINISTRATIVE EXPENSES General administrative expenses increased by 17.4 % to € 229 million. Although it was possible to achieve savings of € 19 million due to the restructuring at Hypo Real Estate Germany, this figure was opposed by higher expenses (€ 48 million) at Hypo Real Estate International as well as expenses incurred by Hypo Real Estate Holding AG as the holding company of the group.

INCOME FROM INVESTMENTS Net Income from investments of € 14 million was mainly achieved at Hypo Real Estate Germany. The corresponding figure for the previous year (€ –1 million) comprises the pro-rata write-down of around € 25 million for FGH Bank.

BALANCE OF OTHER INCOME/EXPENSES The balance of other income/expenses of € –10 million comprises expenses in the same amount attributable to the restructuring of Hypo Real Estate Bank AG. In the corresponding prior-year (balance of other income/expenses: € –52 million), restructuring expenses amounted to € 65 million. These were opposed by a positive effect of around € 26 million due to the writing back of the liability difference ("lucky buy") Westhyp.

NET INCOME BEFORE TAXES Net income before taxes is stated as € 155 million and increased by 32.5 %, adjusted by the "lucky buy" WestHyp by 70.3 %.

CONSOLIDATED PROFIT Taxes on income were stated as € 35 million using the expected tax ratio for the year 2004, resulting in net income of € 120 million. This is equivalent to return on equity of 3.9 % (2003: 2.8 %). After minority interest (€ –1 million), the consolidated profit is accordingly € 119 million. If the corresponding figure for the prior-year (€ 86 million) is adjusted by the "lucky buy" WestHyp, consolidated profit almost doubled.

**Movements in the balance sheet** Total assets amounted to € 151.4 billion as of September 30, 2004, and have declined by only 0.9 % since the beginning of the year. Real estate financing increased by € 1.8 billion to € 53.8 billion, municipal loans declined by € 4.5 billion to € 41.4 billion.

Total volume of lending declined by € 7.5 billion to € 106.2 billion, due to the streamlining of the domestic portfolio. For instance, at Hypo Real Estate Germany, total volume of lending declined by € 7.3 billion (this figure does not yet include the portfolio sale of € 3.6 billion at Hypo Real Estate Bank AG). On the other hand, total volume of lending at Hypo Real Estate International increased by

€ 0.4 billion to € 18.2 billion. Loans and advances increased significantly, contingent liabilities declined as a result of consolidation by the guarantees provided by Hypo Real Estate Bank International for Hypo Real Estate Capital Corp.

Risk assets declined in the course of the year by a total of € 1.5 billion to € 52.5 billion. They are accordingly below budget as the domestic portfolio and thus the risk assets at Hypo Real Estate Germany have been reduced more quickly than planned. At Hypo Real Estate International, risk assets in the third quarter increased as a result of higher levels of new business.

**RISK ASSETS COMPLIANT WITH BIS RULES**
In € billion

| | 30.9.2004 | Budget 2004 |
|---|---|---|
| Risk assets | 52.5 | 58 |

The level of equity at the Hypo Real Estate Group overall and in the individual segments continues to be sound. Core capital is unchanged at € 4.1 billion. The core capital ratio has improved from 7.6 % to 7.8 %, the equity funds ratio declined slightly from 11.5 % to 11.3 %.

**Events after September 30, 2004** At the end of October, Hypo Real Estate Bank AG sold a further real estate financing portfolio of € 394 million. This transaction has no impact on the earnings target for Hypo Real Estate Germany and the group for the year 2004.

**Earnings outlook** The development in earnings at the end of the third quarter has fully confirmed the expectations of the managing board. International new business has increased, and with the portfolio sale of € 3.6 billion in September, Hypo Real Estate Bank AG was able to complete the process of restructuring domestic business more quickly than planned. The bank has resumed new business in Germany and in future will be the centre of competence for the group in Germany. It will combine the successful business models of Hypo Real Estate Bank International and Württembergische Hypothekenbank. Because the portfolio sale will involve additional expenses of up to € 20 million, the managing board is now forecasting net income before taxes of between € 0 and € –20 million for Hypo Real Estate Germany for the year 2004, compared with the previous forecast of between € 0 and € –5 million. The portfolio sale has no impact on the earnings target for the group. The managing board of Hypo Real Estate Holding AG is still expecting that net income before taxes in 2004 will increase to a range between € 205 and 225 million with a return on equity after taxes of between 3.5 and 4 %.

# Results

## Income statement from January 1, 2004 to September 30, 2004

**INCOME/EXPENSES**
In € million

| | Notes | 1.1.–30.9. 2004 | ¾ of 2003 | Change in € million | Change in % |
|---|---|---|---|---|---|
| Interest income | 4 | 6,123 | 6,554 | –431 | –6.6 |
| Interest expenses | 4 | 5,616 | 6,048 | –432 | –7.1 |
| **Net interest income** | 4 | **507** | **506** | **+1** | **+0.2** |
| Provisions for losses on loans and advances | 5 | 221 | 189 | +32 | +16.9 |
| **Net interest income after provisions for losses on loans and advances** | | **286** | **317** | **–31** | **–9.8** |
| Commission income | | 131 | 83 | +48 | +57.8 |
| Commission expenses | | 47 | 49 | –2 | –4.1 |
| **Net commission income** | 6 | **84** | **34** | **+50** | **>+100** |
| Trading profit | | 5 | – | +5 | >+100 |
| General administrative expenses | 7 | 229 | 195 | +34 | +17.4 |
| Balance of other operating income/expenses | 8 | 5 | 14 | –9 | –64.3 |
| **Operating profit/loss** | | **151** | **170** | **–19** | **–11.2** |
| Net income from investments | 10 | 14 | –1 | +15 | >+100 |
| Balance of other income/expenses | 11 | –10 | –52 | +42 | +80.8 |
| **Profit/loss from ordinary activities / net income/loss before taxes** | | **155** | **117** | **+38** | **+32.5** |
| Taxes on income | 12 | 35 | 30 | +5 | +16.7 |
| **Net income/loss** | | **120** | **87** | **+33** | **+37.9** |
| Minority interest | | –1 | –1 | – | – |
| **Consolidated profit** | | **119** | **86** | **+33** | **+38.4** |

**EARNINGS PER SHARE**
In €

| | Notes | 1.1.–30.9. 2004 | ¾ of 2003 |
|---|---|---|---|
| Earnings per share (excluding amortization of goodwill) | 13 | 0.89 | 0.64 |
| Earnings per share | 13 | 0.89 | 0.64 |

## Income statement from July 1, 2004 to September 30, 2004

**INCOME/EXPENSES**
In € million

| | 1.7.–30.9. 2004 | ¼ of 2003 | Change in € million | in % |
|---|---|---|---|---|
| Interest income | 2,096 | 2,184 | –88 | –4.0 |
| Interest expenses | 1,935 | 2,016 | –81 | –4.0 |
| **Net interest income** | **161** | **168** | **–7** | **–4.2** |
| Provisions for losses on loans and advances | 75 | 63 | +12 | +19.0 |
| **Net interest income after provisions for losses on loans and advances** | **86** | **105** | **–19** | **–18.1** |
| Commission income | 55 | 27 | +28 | >+100 |
| Commission expenses | 20 | 16 | +4 | +25.0 |
| **Net commission income** | **35** | **11** | **+24** | **>+100** |
| Trading profit | 3 | – | +3 | >+100 |
| General administrative expenses | 80 | 65 | +15 | +23.1 |
| Balance of other operating income/expenses | 3 | 5 | –2 | –40.0 |
| **Operating profit/loss** | **47** | **56** | **–9** | **–16.1** |
| Net income from investments | –1 | – | –1 | >–100 |
| Balance of other income/expenses | –5 | –17 | +12 | +70,6 |
| **Profit/loss from ordinary activities / net income/loss before taxes** | **41** | **39** | **+2** | **+5.1** |
| Taxes on income | 5 | 10 | –5 | –50.0 |
| **Net income/loss** | **36** | **29** | **+7** | **+24.1** |
| Minority interest | – | – | – | – |
| **Consolidated profit** | **36** | **29** | **+7** | **+24.1** |

## Balance sheet at September 30, 2004

**ASSETS**
In € million

| | Notes | 30.9.2004 | 31.12.2003 | Change in € million | Change in % |
|---|---|---|---|---|---|
| Cash reserve | | 130 | 489 | −359 | −73.4 |
| Assets held for trading purposes | 1 | 952 | – | +952 | >+100 |
| Placements with, and loans and advances to, other banks | | 22,862 | 24,981 | −2,119 | −8.5 |
| Loans and advances to customers | | 83,387 | 85,505 | −2,118 | −2.5 |
| Allowances for losses on loans and advances | 15 | −2,193 | −1,896 | −297 | −15.7 |
| Investments | 16 | 37,407 | 36,471 | +936 | +2.6 |
| Property, plant and equipment | | 17 | 29 | −12 | −41.4 |
| Intangible assets | | 23 | 13 | +10 | +76.9 |
| Other assets | | 6,156 | 5,029 | +1,127 | +22.4 |
| Tax assets | | 2,687 | 2,256 | +431 | +19.1 |
| **Total assets** | | **151,428** | **152,877** | **−1,449** | **−0.9** |

**SHAREHOLDERS' EQUITY AND LIABILITIES**
In € million

| | Notes | 30.9.2004 | 31.12.2003 | Change in € million | Change in % |
|---|---|---|---|---|---|
| Deposits from other banks | 17 | 21,479 | 19,351 | +2,128 | +11.0 |
| Amounts owed to other depositors | 18 | 8,175 | 7,844 | +331 | +4.2 |
| Promissory notes and other liabilities evidenced by paper | 19 | 103,801 | 110,153 | −6,352 | −5.8 |
| Liabilities held for trading purposes | 2 | 947 | – | +947 | >+100 |
| Provisions | 20 | 199 | 210 | −11 | −5.2 |
| Other liabilities | | 9,997 | 8,786 | +1,211 | +13.8 |
| Tax liabilities | | 1,697 | 1,273 | +424 | +33.3 |
| Subordinated capital | 21 | 2,309 | 2,476 | −167 | −6.7 |
| Minority interest | | 14 | 14 | – | – |
| Shareholders' equity | | 2,810 | 2,770 | +40 | +1.4 |
| Subscribed capital | | 402 | 402 | – | – |
| Additional paid-in capital | | 3,310 | 3,310 | – | – |
| Retained earnings | | 433 | 358 | +75 | +20.9 |
| Revaluation reserve | | −1,491 | −1,415 | −76 | −5.4 |
| AfS reserve | | 134 | 48 | +86 | >+100 |
| Cash flow hedge reserve | | −1,625 | −1,463 | −162 | −11.1 |
| Profit carried forward | | 37 | – | +37 | >+100 |
| Consolidated profit | | 119 | 115 | +4 | +3.5 |
| **Total shareholders' equity and liabilities** | | **151,428** | **152,877** | **−1,449** | **−0.9** |

## Statement of changes in shareholders' equity

In € million

| | 2004 | 2003 |
|---|---|---|
| **Shareholders' equity at 1.1.** | **2,770** | **2,994** |
| Changes | | |
| Subscribed capital | – | – |
| Additional paid-in capital | – | – |
| Retained earnings | 75 | –10 |
| Revaluation reserve | –76 | –329 |
| AfS reserve | 86 | –32 |
| Cash flow hedge reserve | –162 | –297 |
| Profit carried forward | 37 | – |
| Consolidated profit | 4 | 115 |
| **Shareholders' equity at 30.9.2004 / 31.12.2003** | **2,810** | **2,770** |

The Annual General Meeting held on June 4, 2004, decided to carry forward the consolidated profit of Hypo Real Estate Holding AG from 2003.

## Cash flow statement

In € million

| | 2004 | 2003 |
|---|---|---|
| **Cash and cash equivalents at 1.1.** | **489** | **79** |
| +/– Cash flow from operating activities | 658 | –3,275 |
| +/– Cash flow from investing activities | –809 | 3,189 |
| +/– Cash flow from financing activities | –54 | 337 |
| +/– Effects of exchange rate changes | –154 | 159 |
| **Cash and cash equivalents at 30.9.2004 / 31.12.2003** | **130** | **489** |

**IFRS-principles** The consolidated financial statements for 2003 of the Hypo Real Estate Holding AG are prepared in compliance with the International Financial Reporting Standards (IFRS) as relieving consolidated financial statements in accordance with § 292 a German Commercial Code (HGB).

This interim report meets the requirements of IAS 34 and the stipulations of German Accounting Standard No. 6 (GAS 6) on interim reporting passed by the German Accounting Standards Board (GASB).

After significant restructuring measures in course of the spin-off from HVB AG Hypo Real Estate Holding AG came into existence when it was entered in the Commercial Register on September 29, 2003. To improve comparability, in this interim report the previous year's pro rata figures from the audited consolidated financial statements as of December 31, 2003 have been used.

Segment reporting is based on the same segment structure as in the consolidated financial statements as of December 31, 2003.

**Supplements to the accounting and valuation methods** The accounting and valuation methods used in the 2003 consolidated financial statements were supplemented as follows for September 30, 2004:

The valuation method applied was improved by introduction of a new trading system at one company. The new valuation method results in better information on the asset, financial, and earnings situation. The adjustment resulting from the change in the valuation approach is presented, in accordance with IAS 8.49, as an adjustment to the opening balance of retained earnings of January 1, 2004. The change had no significant effect on the Group's asset, financial, and earnings situation.

1 **Assets held for trading purposes** Besides securities held for trading purposes, this item includes the positive market values of traded derivatives and derivatives used to hedge currency risk arising from financial instruments that are not available-for-sale securities.

Provided they are held for trading purposes, note loans, registered bonds and Treasury bills are carried as other assets held for trading purposes. Assets held for trading purposes are carried at fair value.

The carrying value of derivative financial instruments not traded on the stock exchange is calculated using internal price models based on net present value computations and option price models. Gains and losses arising from the valuation and realization of assets held for trading purposes are taken to the income statement as gains less losses arising from trading securities.

2 **Liabilities held for trading purposes** Liabilities held for trading purposes include traded derivatives and derivatives used to hedge foreign currency risk arising from financial instruments that are not available for sale. Warrants and certificates issued by the Bank's trading department are also stated under this item.

Provided they are held for trading purposes short positions in registered bonds and Treasury bills are carried as other liabilities held for trading purposes. Liabilities held for trading purposes are carried at fair value.

**Scope of consolidation** The following companies have been newly included into the scope of consolidation as of September 30, 2004:

- Hypo Real Estate Capital Corp., New York (subgroup with 6 companies included)
- Hypo Real Estate Capital Iberia S.l., Madrid
- Hypo Real Estate Capital Italia S.p.A., Milan
- Hypo Real Estate Capital Japan Corp., Tokyo
- Hypo Real Estate Capital S.A., Paris

Removed from the scope of consolidation is

- WestHyp Immobilien Management GmbH & Co. KG, Dortmund.

The scope of consolidation, which was defined according to materiality criteria, now includes 22 fully consolidated companies.

## Notes to the income statement

## 3 Segment reporting

INCOME STATEMENT, BROKEN DOWN BY BUSINESS SEGMENT
In € million

| | HREI | WuerttHyp | HREGe | Other/ consoli- dation | HREG |
|---|---|---|---|---|---|
| Net interest income | | | | | |
| 1.1.–30.9.2004 | 164 | 82 | 264 | –3 | 507 |
| ¾ of 2003 | 103 | 83 | 315 | 5 | 506 |
| Provisions for losses on loans and advances | | | | | |
| 1.1.–30.9.2004 | 42 | 14 | 165 | – | 221 |
| ¾ of 2003 | 28 | 19 | 142 | – | 189 |
| **Net interest income after provisions for losses on loans and advances** | | | | | |
| **1.1.–30.9.2004** | **122** | **68** | **99** | **–3** | **286** |
| **¾ of 2003** | **75** | **64** | **173** | **5** | **317** |
| Net commission income | | | | | |
| 1.1.–30.9.2004 | 103 | –4 | –15 | – | 84 |
| ¾ of 2003 | 41 | –3 | –4 | – | 34 |
| Trading profit | | | | | |
| 1.1.–30.9.2004 | 5 | – | – | – | 5 |
| ¾ of 2003 | – | – | – | – | – |
| General administrative expenses | | | | | |
| 1.1.–30.9.2004 | 96 | 24 | 95 | 14 | 229 |
| ¾ of 2003 | 48 | 23 | 114 | 10 | 195 |
| Balance of other operating income/expenses | | | | | |
| 1.1.–30.9.2004 | 3 | 1 | 1 | – | 5 |
| ¾ of 2003 | 1 | –2 | 16 | –1 | 14 |
| **Operating profit/loss** | | | | | |
| **1.1.–30.9.2004** | **137** | **41** | **–10** | **–17** | **151** |
| **¾ of 2003** | **69** | **36** | **71** | **–6** | **170** |

**INCOME STATEMENT, BROKEN DOWN BY BUSINESS SEGMENT** continuation

In € million

| | HREI | WuerttHyp | HREGe | Other/ consoli- dation | HREG |
|---|---|---|---|---|---|
| Net income from investments | | | | | |
| 1.1.–30.9.2004 | 1 | 5 | 9 | –1 | 14 |
| ¾ of 2003 | –4 | 5 | –2 | – | –1 |
| Balance of other income/expenses | | | | | |
| 1.1.–30.9.2004 | – | – | –10 | – | –10 |
| ¾ of 2003 | – | – | –77 | 25 | –52 |
| including: | | | | | |
| Restructuring expenses | | | | | |
| 1.1.–30.9.2004 | – | – | 10 | – | 10 |
| ¾ of 2003 | – | – | 65 | – | 65 |
| including: | | | | | |
| Additions to restructuring provisions | | | | | |
| 1.1.–30.9.2004 | – | – | 5 | – | 5 |
| ¾ of 2003 | – | – | 25 | – | 25 |
| **Profit/loss from ordinary activities / net income/loss before taxes** | | | | | |
| **1.1.–30.9.2004** | **138** | **46** | **–11** | **–18** | **155** |
| **¾ of 2003** | **65** | **41** | **–8** | **19** | **117** |
| Taxes on income | | | | | |
| 1.1.–30.9.2004 | 32 | – | –1 | 4 | 35 |
| ¾ of 2003 | 22 | 2 | 4 | 2 | 30 |
| **Net income/loss** | | | | | |
| **1.1.–30.9.2004** | **106** | **46** | **–10** | **–22** | **120** |
| **¾ of 2003** | **43** | **39** | **–12** | **17** | **87** |

**KEY RATIOS, BROKEN DOWN BY BUSINESS SEGMENT**
In %

| | HREI | WuerttHyp | HREGe | HREG |
|---|---|---|---|---|
| Cost-income ratio | | | | |
| (based on operating revenues) | | | | |
| 1.1.–30.9.2004 | 34.9 | 30.4 | 38.0 | 38.1 |
| 2003 | 33.2 | 29.8 | 34.9 | 35.2 |
| Return on equity after taxes | | | | |
| (net of amortization of goodwill) | | | | |
| 1.1.–30.9.2004 | 9.8 | 9.5 | –0.6 | 3.9 |
| 2003 | 4.3 | 8.2 | –0.7 | 2.8 |
| Return on equity after taxes | | | | |
| 1.1.–30.9.2004 | 9.8 | 9.5 | –0.6 | 3.9 |
| 2003 | 4.3 | 8.2 | –0.7 | 2.8 |

**BALANCE SHEET FIGURES, BROKEN DOWN BY BUSINESS SEGMENT**
In € million

| | HREI | WuerttHyp | HREGe | Other/ consoli-dation | HREG |
|---|---|---|---|---|---|
| **Volume of lending** | | | | | |
| Placements with, and loans and advances to, other banks | | | | | |
| 30.9.2004 | 2,390 | 3,102 | 13,866 | 46 | 19,404 |
| 31.12.2003 | 1,829 | 2,604 | 14,783 | – | 19,216 |
| Loans and advances to customers | | | | | |
| 30.9.2004 | 10,236 | 16,404 | 55,257 | – | 81,897 |
| 31.12.2003 | 7,090 | 16,829 | 61,586 | – | 85,505 |
| Contingent liabilities | | | | | |
| 30.9.2004 | 5,581 | 22 | 93 | –813 | 4,883 |
| 31.12.2003 | 8,858 | 27 | 120 | – | 9,005 |
| **Total volume of lending** | | | | | |
| **30.9.2004** | **18,207** | **19,528** | **69,216** | **–767** | **106,184** |
| **31.12.2003** | **17,777** | **19,460** | **76,489** | **–** | **113,726** |
| **Total allowances for losses on loans and advances** | | | | | |
| 30.9.2004 | 79 | 304 | 1,816 | – | 2,199 |
| 31.12.2003 | 37 | 291 | 1,574 | – | 1,902 |
| **Loans put on a non-accrual basis** | | | | | |
| 30.9.2004 | – | 307 | 2,973 | – | 3,280 |
| 31.12.2003 | – | 325 | 2,568 | – | 2,893 |

**KEY CAPITAL RATIOS BROKEN DOWN BY BUSINESS SEGMENT (BASED ON GERMAN COMMERCIAL CODE – HGB)**

| | HREI | WuerttHyp | HREGe | HREG |
|---|---|---|---|---|
| **Equity funds**[1] (in € million) | | | | |
| Core capital | | | | |
| 30.9.2004 | 1,457 | 704 | 2,064 | 4,097 |
| 31.12.2003[2] | 1,300 | 646 | 2,262 | 4,122 |
| Supplementary capital | | | | |
| 30.9.2004 | 786 | 338 | 966 | 1,899 |
| 31.12.2003[2] | 834 | 340 | 1,142 | 2,126 |
| **Equity capital** | | | | |
| 30.9.2004 | 2,243 | 1,042 | 3,030 | 5,996 |
| 31.12.2003[2] | 2,134 | 986 | 3,404 | 6,248 |
| Tier III capital | | | | |
| 30.9.2004 | – | – | – | – |
| 31.12.2003[2] | – | – | – | – |
| **Total equity funds** | | | | |
| **30.9.2004** | **2,243** | **1,042** | **3,030** | **5,996** |
| **31.12.2003[2]** | **2,134** | **986** | **3,404** | **6,248** |
| **Risk-weighted assets** (in € billion) | | | | |
| On-balance-sheet assets | | | | |
| 30.9.2004 | 12.2 | 9.2 | 26.5 | 47.3 |
| 31.12.2003 | 8.4 | 9.2 | 30.1 | 47.1 |
| Off-balance-sheet assets | | | | |
| 30.9.2004 | 4.6 | 0.2 | 0.4 | 5.2 |
| 31.12.2003 | 6.1 | 0.2 | 0.5 | 6.9 |
| **Total risk-weighted assets** | | | | |
| **30.9.2004** | **16.8** | **9.4** | **26.9** | **52.5** |
| **31.12.2003** | **14.5** | **9.4** | **30.6** | **54.0** |

1) Consolidated presented to section 10a German Banking Act (KWG).
2) As per approved annual financial statements.

**KEY CAPITAL RATIOS BROKEN DOWN BY BUSINESS SEGMENT (BASED ON GERMAN COMMERCIAL CODE – HGB)** continuation

| | HREI | WuerttHyp | HREGe | HREG |
|---|---|---|---|---|
| **Market risk positions** (in € million) | | | | |
| Currency risks | | | | |
| 30.9.2004 | 15 | 2 | 2 | 19 |
| 31.12.2003 | 6 | 1 | 1 | 8 |
| Interest rate risks | | | | |
| 30.9.2004 | 34 | – | – | 34 |
| 31.12.2003 | – | – | – | – |
| **Total market risk positions** | | | | |
| **30.9.2004** | **49** | **2** | **2** | **53** |
| **31.12.2003** | **6** | **1** | **1** | **8** |
| **Capital ratios** (in %) | | | | |
| Core capital ratio | | | | |
| 30.9.2004 | 8.7 | 7.5 | 7.7 | 7.8 |
| 31.12.2003[1)] | 8.9 | 6.9 | 7.4 | 7.6 |
| Equity capital ratio | | | | |
| 30.9.2004 | 13.4 | 11.1 | 11.3 | 11.4 |
| 31.12.2003[1)] | 14.7 | 10.5 | 11.1 | 11.6 |
| Equity funds ratio | | | | |
| 30.9.2004 | 12.9 | 11.1 | 11.3 | 11.3 |
| 31.12.2003[1)] | 14.6 | 10.5 | 11.1 | 11.5 |

1) As per approved annual financial statements.

## 4 Net interest income

In € million

| | 1.1.–30.9.2004 | ¾ of 2003 |
|---|---|---|
| **Interest income from** | **6,123** | **6,554** |
| lending and money market transactions | 4,981 | 5,242 |
| fixed-income securities and government-inscribed debt | 1,129 | 1,277 |
| equity securities and other variable-yield securities | – | 6 |
| participating interests | 13 | 26 |
| investment property | – | 3 |
| **Interest expenses for** | **5,616** | **6,048** |
| deposits | 2,501 | 2,381 |
| promissory notes and other liabilities evidenced by paper | 3,013 | 3,580 |
| subordinated capital | 102 | 85 |
| other | – | 2 |
| **Total** | **507** | **506** |

**INTEREST MARGINS**
In %

| | 30.9.2004 | 31.12.2003 |
|---|---|---|
| based on average risk assets according to BIS | 1.29 | 1.25 |
| based on average volume of business | 0.45 | 0.44 |

## 5 Provisions for losses on loans and advances

In € million

| | 1.1.–30.9.2004 | ¾ of 2003 |
|---|---|---|
| Additions | 246 | 213 |
| Allowances for losses on loans and advances | 244 | 211 |
| Allowances for losses on guarantees and indemnities | 2 | 2 |
| Releases | –24 | –23 |
| Allowances for losses on loans and advances | –24 | –22 |
| Allowances for losses on guarantees and indemnities | – | –1 |
| Recoveries from write-offs on loans and advances | –1 | –1 |
| **Total** | **221** | **189** |

At September 30, 2004 the addition to provisions for losses on loans and advances of € 221 million is stated as a net figure after adjustment of the risk shelter provided by HVB AG to the benefit of Hypo Real Estate Bank AG for the 2004 fiscal year in the pro rata amount of € 97.5 million.

## 6 Net commission income

In € million

| | 1.1.–30.9.2004 | ¾ of 2003 |
|---|---|---|
| Securities and custodial services | –3 | 16 |
| Foreign trade operations/ money transfer operations | – | –1 |
| Lending operations | 56 | 17 |
| Other service operations | 31 | 2 |
| **Total** | **84** | **34** |

## 7 General administrative expenses

In € million

| | 1.1.–30.9.2004 | ¾ of 2003 |
|---|---|---|
| **Personnel expenses** | **140** | **101** |
| Wages and salaries | 113 | 76 |
| Social security costs | 14 | 13 |
| Pension and other employee benefit costs | 13 | 12 |
| **Other administrative expenses** | **79** | **80** |
| **Depreciation and amortization** | **10** | **14** |
| on property, plant and equipment | 5 | 4 |
| on software and other intangible assets, excluding goodwill | 5 | 10 |
| **Total** | **229** | **195** |

## 8 Balance of other operating income/expenses

In € million

| | 1.1.–30.9.2004 | ¾ of 2003 |
|---|---|---|
| Other operating income | 13 | 35 |
| Other operating expenses | 8 | 21 |
| **Balance of other operating income/expenses** | **5** | **14** |

## 9 Operating revenues

In € million

| | 1.1.–30.9.2004 | ¾ of 2003 |
|---|---|---|
| Net interest income | 507 | 506 |
| Net commission income | 84 | 34 |
| Trading profit | 5 | – |
| Balance of other operating income/expenses | 5 | 14 |
| **Total** | **601** | **554** |

## 10 Net income from investments

In € million

| | 1.1.–30.9.2004 | ¾ of 2003 |
|---|---|---|
| Income from investments | 53 | 188 |
| Expenses from investments | 39 | 189 |
| **Total** | **14** | **–1** |

## 11 Balance of other income/expenses

In € million

| | 1.1.–30.9.2004 | ¾ of 2003 |
|---|---|---|
| **Other income** | **–** | **26** |
| **Other expenses** | **10** | **78** |
| thereof: | | |
| Other taxes | – | 1 |
| Restructuring expenses | 10 | 65 |
| thereof: | | |
| Additions to restructuring provisions | 5 | 25 |
| **Balance of other income/expenses** | **–10** | **–52** |

Restructuring expenses of € 10 million were incurred in the first nine months of the current year in the course of restructuring Hypo Real Estate Germany. This figure comprises current restructuring expenses of € 5 million and additions to restructuring provisions in accordance with IAS 37 of € 5 million. No longer included in other income/expenses in 2004 is the positive effect from writing back the liability difference ("lucky buy") WestHyp, which in the previous year was around € 26 million pro rata.

## 12 Income tax

Taxes on income have been stated on the basis of the expected tax rate for 2004.

In € million

| | 1.1.–30.9.2004 | ¾ of 2003 |
|---|---|---|
| Current taxes | 41 | 27 |
| Deferred taxes | –6 | 3 |
| **Total** | **35** | **30** |

## 13 Earnings per share

| | 1.1.–30.9.2004 | ¾ of 2003 |
|---|---|---|
| Net income/loss, adjusted for minority interest, in € million | 119 | 86 |
| Net income/loss, adjusted for minority interest and before amortization of goodwill, in € million | 119 | 86 |
| Average number of shares | 134,072,175 | 134,072,175 |
| **Earnings per share (excluding amortization of goodwill) in €** | **0.89** | **0.64** |
| **Earnings per share in €** | **0.89** | **0.64** |

## Notes to the consolidated balance sheet

### 14 Total volume of lending

In € million

| | 30.9.2004 | 31.12.2003 |
|---|---|---|
| Placements with, and loans and advances to, other banks | 19,404 | 19,216 |
| Loans and advances to customers | 81,897 | 85,505 |
| Contingent liabilities | 4,883 | 9,005 |
| **Total** | **106,184** | **113,726** |

### 15 Allowances for losses on loans and advances

In € million

| | 2004 | 2003 |
|---|---|---|
| **Balance at 1.1.** | **1,896** | **1,475** |
| Changes affecting income | 220 | 252 |
| + Gross additions | 244 | 281 |
| – Releases | –24 | –29 |
| Changes not affecting income | 77 | 169 |
| – Use of existing loan-loss allowances | –109 | –371 |
| +/– Effects of currency translation and other changes not affecting income | 186 | 540 |
| **Balance at 30.9.2004/31.12.2003** | **2,193** | **1,896** |

### 16 Financial investments

In € million

| | 30.9.2004 | 31.12.2003 |
|---|---|---|
| Held-to-maturity investments | 13,973 | 16,379 |
| Debt securities and other fixed income securities | 13,973 | 16,379 |
| Available-for-sale investments | 23,405 | 20,055 |
| Investments in non-consolidated subsidiaries | 191 | 242 |
| Participating interests | 5 | 6 |
| Debt securities and other fixed income securities | 23,209 | 19,807 |
| Investment properties | 29 | 37 |
| **Total** | **37,407** | **36,471** |

### 17 Deposits from other banks, broken down by maturity

In € million

| | 30.9.2004 | 31.12.2003 |
|---|---|---|
| Repayable on demand | 917 | 770 |
| With agreed maturities | 20,562 | 18,581 |
| **Total** | **21,479** | **19,351** |

## 18 Amounts owed to other depositors, broken down by maturity

In € million

| | 30.9.2004 | 31.12.2003 |
|---|---|---|
| Repayable on demand | 206 | 325 |
| With agreed maturities | 7,969 | 7,519 |
| **Total** | **8,175** | **7,844** |

## 19 Promissory notes and other liabilities evidenced by paper, broken down by maturity

In € million

| | 30.9.2004 | 31.12.2003 |
|---|---|---|
| With agreed maturities | | |
| up to 3 months | 8,337 | 6,294 |
| from 3 months to 1 year | 18,204 | 17,556 |
| from 1 year to 5 years | 54,725 | 61,844 |
| over 5 years | 22,535 | 24,459 |
| **Total** | **103,801** | **110,153** |

## 20 Provisions

In € million

| | 30.9.2004 | 31.12.2003 |
|---|---|---|
| Provisions for pensions and similar obligations | 146 | 140 |
| Restructuring provisions (compliant with IAS 37) | 22 | 35 |
| Allowances for losses on guarantees and indemnities | 6 | 6 |
| Other provisions | 25 | 29 |
| thereof: | | |
| Long-term liabilities to employees | 7 | 7 |
| **Total** | **199** | **210** |

## 21 Subordinated capital

In € million

| | 30.9.2004 | 31.12.2003 |
|---|---|---|
| Subordinated liabilities | 1,610 | 1,727 |
| Participating certificates outstanding | 699 | 749 |
| **Total** | **2,309** | **2,476** |

**22 Treasury stock** Neither Hypo Real Estate Holding AG itself nor any company in which a majority is owned holds shares of the Hypo Real Estate Holding AG.

## Other information

## 23 Contingent liabilities and other commitments

In € million

| | 30.9.2004 | 31.12.2003 |
|---|---|---|
| **Contingent liabilities**[1] | **4,883** | **9,005** |
| From guarantees and indemnity agreements | 4,883 | 9,005 |
| Loan guarantees | 114 | – |
| Guarantees and indemnity agreements | 4,740 | 9,005 |
| Documentary credits | 29 | – |
| **Other commitments** | **4,083** | **2,597** |
| Irrevocable credit commitments | 3,408 | 2,571 |
| Book credits | 227 | 36 |
| Guarantees | 113 | – |
| Mortgage and municipal loans | 3,068 | 2,535 |
| Other commitments | 675 | 26 |
| **Total** | **8,966** | **11,602** |

1) Contingent liabilities are offset by contingent assets to the same amount.

The contingent liabilities from performance guarantees and indemnity agreements include guarantee obligations provided by Hypo Real Estate Bank International to the benefit of HVB AG, which were issued as part of the synthetic transfer of the "Western Europe" real estate financing portfolio. Hypo Real Estate Capital Corp. was included in the scope of consolidation for the first time in 2004, so that the contingent liabilities as of September 30, 2004, decreased in consequence of consolidation by the amount of the guarantees provided by Hypo Real Estate Bank International to the benefit of Hypo Real Estate Capital Corp.

Munich, November 10, 2004

Hypo Real Estate Holding
Aktiengesellschaft

The Executive Board
Funke Berger Dr. Eisele Dr. Fell Lamby

**Report of the Chairman of the Supervisory Board** The Chairman of the Supervisory Board was informed by the Chairman of the Audit Committee of the Supervisory Board of the results of the committee meeting held November 9, 2004. In this meeting, the Interim Report as of September 30, 2004, and the report of the independent auditor on the results of the audit were presented and explained by the Executive Board. Business developments, the earnings situation and the company's financial situation were also explained. The Audit Committee has approved the interim report.

Munich, November 10, 2004

The Chairman of the Supervisory Board
Kurt F. Viermetz

# Summary of quarterly financial data

## HYPO REAL ESTATE GROUP

| | 1st Quarter | 2nd Quarter | 3rd Quarter |
|---|---|---|---|
| **Operating performance** (in € million) | | | |
| Operating revenues | 191 | 208 | 202 |
| Provisions for losses on loans and advances | 71 | 75 | 75 |
| General administrative expenses | 72 | 77 | 80 |
| Net income from investments | 11 | 4 | −1 |
| Balance of other income/expenses | −4 | −1 | −5 |
| Net income before taxes | 55 | 59 | 41 |
| Net income | 41 | 43 | 36 |
| **Key indicators** | | | |
| Total volume of lending (in € billion) | 107.4 | 105.5 | 106.2 |
| Risk assets compliant with BIS rules (in € billion) | 51.9 | 51.8 | 52.5 |
| Core capital ratio compliant with BIS rules (in %) | 7.9 | 7.9 | 7.8 |
| Employees | 1,449 | 1,463 | 1,442 |

## HYPO REAL ESTATE INTERNATIONAL

| | 1st Quarter | 2nd Quarter | 3rd Quarter |
|---|---|---|---|
| **Operating performance** (in € million) | | | |
| Operating revenues | 83 | 93 | 99 |
| Provisions for losses on loans and advances | 11 | 16 | 15 |
| General administrative expenses | 26 | 32 | 38 |
| Net income from investments | – | 3 | −2 |
| Balance of other income/expenses | – | – | – |
| Net income before taxes | 46 | 48 | 44 |
| Net income | 33 | 39 | 34 |
| **Key indicators** | | | |
| Total volume of lending (in € billion) | 15.9 | 15.9 | 18.2 |
| Risk assets compliant with BIS rules (in € billion) | 14.1 | 15.1 | 16.8 |
| Core capital ratio compliant with BIS rules (in %) | 10.3 | 9.6 | 8.7 |
| Employees | 417 | 464 | 496 |

## WUERTTEMBERGISCHE HYPOTHEKENBANK

| | 1st Quarter | 2nd Quarter | 3rd Quarter |
|---|---|---|---|
| **Operating performance** (in € million) | | | |
| Operating revenues | 22 | 27 | 30 |
| Provisions for losses on loans and advances | 5 | 4 | 5 |
| General administrative expenses | 8 | 7 | 9 |
| Net income from investments | 7 | – | –2 |
| Balance of other income/expenses | – | – | – |
| Net income before taxes | 16 | 16 | 14 |
| Net income | 16 | 16 | 14 |
| **Key indicators** | | | |
| Total volume of lending (in € billion) | 19.1 | 19.0 | 19.5 |
| Risk assets compliant with BIS rules (in € billion) | 8.8 | 9.2 | 9.4 |
| Core capital ratio compliant with BIS rules (in %) | 7.4 | 7.0 | 7.5 |
| Employees | 174 | 174 | 184 |

## HYPO REAL ESTATE GERMANY

| | 1st Quarter | 2nd Quarter | 3rd Quarter |
|---|---|---|---|
| **Operating performance** (in € million) | | | |
| Operating revenues | 87 | 88 | 75 |
| Provisions for losses on loans and advances | 55 | 55 | 55 |
| General administrative expenses | 33 | 34 | 28 |
| Net income from investments | 4 | 2 | 3 |
| Balance of other income/expenses | –4 | –1 | –5 |
| Net income before taxes | –1 | 0 | –10 |
| Net income | –1 | –6 | –3 |
| **Key indicators** | | | |
| Total volume of lending (in € billion) | 73.5 | 71.5 | 69.2 |
| Risk assets compliant with BIS rules (in € billion) | 29.3 | 27.8 | 26.9 |
| Core capital ratio compliant with BIS rules (in %) | 7.2 | 7.6 | 7.7 |
| Employees | 814 | 784 | 703 |

# Addresses and contacts

**Hypo Real Estate Holding AG**
Unsöldstr. 2
80538 Munich
Germany
Telephone +49 89 20 30 07-0
Fax +49 89 20 30 07-772
Contact: Ulrich Kern (IR)
irinfo@hyporealestate.com
Falk Willing
info@hyporealestate.com

**Hypo Real Estate Bank International**
3 Harbourmaster Place
IFSC Dublin 1
Ireland
Telephone +353 1 611 6000
Fax +353 1 611 6105
Contact: Carol Tancock
marketing@hypointernational.com
treasury@hypointernational.com

**Amsterdam location**
Hypo Real Estate Bank International
Amsterdam branch
Amstelplein 1 („Rembrandt Toren")
1096 HA Amsterdam
The Netherlands
Telephone +31 20 46 27 800
Fax +31 20 46 27 801
Contact: Armin Graßhoff
amsterdam@hypointernational.com

**Hong Kong location**
Hypo Real Estate Bank International
Hong Kong branch
Suites 802-805
Two International Finance Centre
No. 8 Finance Street
Central Hong Kong
Telephone +852 3413-83 00
Fax +852 3413-85 00
Contact: Dr. Gerhard Hinterhäuser
hongkong@hypointernational.com

**Lisbon location**
Hypo Real Estate Bank International
Portugal branch
Avenida da Liberdade, 110
1269-046 Lisbon
Portugal
Telephone +351 21 340 46 65
Fax +351 21 340 45 76
Contact: Robert Gericke
lisbon@hypointernational.com

**London location**
Hypo Real Estate Capital Ltd.
110 Cannon Street
London EC4N 6EW
GB
Telephone +44 207 743-77 43
Fax +44 207 743-77 00
Contact: Harin Thaker
london@hypointernational.com

**Luxembourg location**
Hypo Pfandbrief Bank International S.A.
4, rue Alphonse Weicker
2721 Luxembourg
Luxembourg
Telephone +352 26 41-47 00
Fax +352 26 41-47 99
Contact: Martin Schulte
luxembourg@hypointernational.com

**Madrid location**
Hypo Real Estate Capital Iberia S.L.
Paseo de Recoletos, 3
28004 Madrid
Spain
Telephone +34 91 59 50-400
Fax +34 91 53 29-748
Contact: Markus Beran
madrid@hypointernational.com

**Milan location**
Hypo Real Estate Capital Italia S.p.A.
Corso Vittorio Emanuele II, 37B
20122 Milano
Italy
Telephone +39 02 76 383-1
Fax +39 02 76 383-870
Contact: Jobst Lehmann
milan@hypointernational.com

**Munich location**
Hypo Real Estate Bank International
Munich branch for Central- and Eastern Europe
Unsöldstr. 2
80538 Munich
Germany
Telephone +49 89 25 55 20-0
Fax +49 89 25 55 20-209
Contact: Dr. Walter Hampel
munich@hypointernational.com

**New York location**
Hypo Real Estate Capital Corporation
622 Third Avenue
New York, NY 10017-6707
US
Telephone +1 212 671-63 00
Fax +1 212 671-64 02
Contact: Evan Denner
newyork@hypointernational.com

**Paris location**
Hypo Real Estate Capital France S.A.
38, avenue de l'Opéra
75002 Paris
France
Telephone +33 1 53 05 74-00
Fax +33 1 53 05 74-09
Contact: Michel Koch
paris@hypointernational.com

**Stockholm location**
Hypo Real Estate Bank International
Scandinavia branch
Regeringsgatan 38
11156 Stockholm
Sweden
Telephone +46 8 53 48 00-70
Fax +46 8 21 44 17
Contact:
Constantin Graf zu Stolberg
stockholm@hypointernational.com

**Tokyo location**
Hypo Real Estate Capital Japan Corporation
Otemachi 1st Square West Tower 18F
1-5-1 Otemachi, Chiyoda-ku
Tokyo 100-0004
Japan
Telephone +81 3 52 88-58 60
Fax +81 3 32 01-51 32
Contact:
Dr. Leonard Meyer zu Brickwedde
tokyo@hypointernational.com

**Hypo Real Estate Bank AG (Germany)**
Von-der-Tann-Str. 2
80539 Munich
Germany
Telephone +49 89 28 80-0
Fax +49 89 28 80-12 100
Contact: Josef Neumeier
info@hyporealestate.de

**Württembergische Hypothekenbank AG**
Büchsenstr. 26
70174 Stuttgart
Germany
Telephone +49 711 20 96-0
Fax +49 711 20 96-345
Contact: Ronald Vetter
welcome@wuertt-hyp.de

# Future-oriented statements

This report contains future-oriented statements in the form of intentions, assumptions, expectations or forecasts. These statements are based on the plans, estimates and predictions currently available to the management of Hypo Real Estate Holding AG. Future-oriented statements therefore only apply on the day on which they are made. We do not undertake any obligation to update such statements in light of new information or future events. By their nature, future-oriented statements contain risks and factors of uncertainty. A number of important factors can contribute to actual results deviating considerably from future-oriented statements. Such factors include the condition of the financial markets in Germany, Europe and the USA, the possible default of borrowers or counterparties of trading companies, the reliability of our principles, procedures and methods for risk management as well as other risks associated with our business activity.



Hypo Real Estate Holding AG
Unsöldstr. 2
80538 Munich
Germany
Telephone +49 (0) 89 203007-0
Fax +49 (0) 89 203007-772
www.hyporealestate.com

## Press Release

**Hypo Real Estate Bank AG: First lending transaction after resumption of new business**

- **Financing of „Messehäuser am Markt“ in Leipzig (Saxony) completed**
- **Transaction volume: EUR 61.5 million**

**Munich, November 3rd 2004:** Hypo Real Estate Bank AG in Munich has completed its first financing transaction since resuming new lending activities. The bank is funding the reconstruction and modernization of the „Messehäuser am Markt“ in the center of Leipzig with EUR 61.5 million. The property is located in the city's central pedestrian area and comprises two office and commercial buildings classified as historical monuments with a gross rental space of 22,800m² and 128 underground parking spaces. The buildings are currently being fully reconstructed and modernized. Long-term lease contracts have already been closed with the prestigious retail chains ZARA, Douglas and H&M for the property's retail surfaces.

Manuela Better, member of the managing board of Hypo Real Estate Bank AG and responsible for sales, says: „I am pleased that the bank has completed its first financing transaction after resuming new business. The transaction reflects our new strategy perfectly. With a clear focus on structured financings and a cash-flow oriented business policy, our target customers are professional commercial real estate investors. Geographically, we are focused on the growth markets in eastern Germany and on core markets in Munich, Hamburg, Frankfurt, Stuttgart, Berlin and North-Rhine Westphalia.“

In mid-September, Hypo Real Estate Bank AG completed an almost two-year period of restructuring with the sale of a real estate financing portfolio to the U.S. investment company Lone Star. The sale of this portfolio was the

Hypo Real Estate Group
Presseabteilung
Unsöldstr. 2
80538 München

starting signal for the resumption of new lending business. Hypo Real Estate Bank AG is the competence center for Germany within the Hypo Real Estate Group.

**Note for editors**

Hypo Real Estate Bank AG, Munich, is part of the Hypo Real Estate Group (HREG), one of the largest European providers of commercial real estate financing. The bank's core business does not include private mortgage lending or municipal lending. HREG consists of the non-operational listed holding company Hypo Real Estate Holding AG, based in Munich, and three operating entities. These are *Hypo Real Estate Bank AG* in Munich, *Hypo Real Estate Bank International* in Dublin and Württembergische *Hypothekenbank AG (WürttHyp)* in Stuttgart.

**Press contact:**
**Hypo Real Estate Group**
Oliver Gruß
Telephone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
Email:oliver.gruss@hyporealestate.com